Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Post-Effective Amendment No. 1 to Registration Statement Nos. 333-30055, 333-35352, 333-88780, and 333-106438 on Form S-8 and Registration Statement Nos. 033-61850, 333-58273 and 333-134221 on Form S-8 and Registration Statement No. 333-88712 on Form S-3 of our reports dated February 22, 2007 relating to the financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph for the change in method of accounting and disclosure for stock-based compensation and defined benefit pension plans) of St. Mary Land & Exploration Company and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K/A of St. Mary Land & Exploration Company for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado
March 20, 2007